CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                               February 22, 2016


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:     First Trust Exchange-Traded Fund VI (the "Trust")
                        File Nos. 811-22717 and 333-182308
              ------------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments, provided by telephone, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the "Trust") with the Securities and Exchange Commission (the "Commission") on September 4, 2015 (the "Registration Statement"). The Registration Statement relates to the First Trust Dorsey Wright Dynamic Focus 5 ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - FEES AND EXPENSES OF THE FUND

      With respect to footnote 1 to the Annual Fund Operating Expenses table, confirm that the Fund will not pay 12b-1 fees for at least one year from the date of the prospectus.

RESPONSE TO COMMENT 1

      In accordance with this comment, footnote 1 will reflect a date that is two years from the date of the prospectus.


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Karen Rossotto
February 22, 2016
Page 2



COMMENT 2 - FEES AND EXPENSES OF THE FUND

      Please complete the fee table, noting in particular whether the Fund will bear any significant or unusual fees or expenses.

RESPONSE TO COMMENT 2

      The prospectus has been revised in accordance with this comment.

COMMENT 3 - FEES AND EXPENSES OF THE FUND

      Please disclose whether acquired fund fees and expenses will be waived because the Fund will hold only cash and other First Trust funds.

RESPONSE TO COMMENT 3

      The Fund will not waive acquired fund fees.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      Use of the phrase "selection universe" in the third sentence of the second paragraph of this section may be misleading to investors as it suggests that the Index may include non-First Trust ETFs. Please replace "selection universe" with "other First Trust ETFs."

RESPONSE TO COMMENT 4

      The prospectus has been revised in accordance with this comment.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

       Please revise the first sentence of the third paragraph of this section to provide a plain English explanation of the Index Provider's view of the relative strength tool.

RESPONSE TO COMMENT 5

      This sentence has been removed from the disclosure in its entirety.



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Karen Rossotto
February 22, 2016
Page 3



COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      The penultimate sentence of the third paragraph of this section provides that the Index Provider "takes into account a variety of factors to track movements and trends of securities prices over various time periods." This sounds like a subjective determination, which is not indicative of an index. Please revise this sentence or explain how subjective determinations fit within the index fund relief.

RESPONSE TO COMMENT 6

      The prospectus has been revised in accordance with this comment.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

       Please revise point three in the Index security selection description by replacing the word "component" with something that more clearly refers to the selection universe and not the securities ultimately selected for inclusion on the Index.

RESPONSE TO COMMENT 7

      The prospectus has been revised in accordance with this comment.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES

       Please confirm that the relative strength methodology referenced in points three and four of the Index security selection description does not contain any subjective elements of selection, or if they do, explain how subjective determinations fit within the index fund relief.

RESPONSE TO COMMENT 8

      The Index does not contain subjective elements and the disclosure has been revised accordingly.

COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

       The last sentence of point five in the Index security selection description provides that the Index is rebalanced so that each position is equally weighted. How can that be true for this Index, which contains the Cash Proxy that can be up to 95% of the Index?

Karen Rossotto
February 22, 2016
Page 4



RESPONSE TO COMMENT 9

      As noted in the Index security selection description, changes in the Cash Proxy allocation within the Index will not cause the five First Trust ETFs in the Index to be rebalanced back to equally weighted. Rebalancing among the five First Trust ETFs in the Index only occurs when there is an addition or deletion of a First Trust ETF from the Index.

COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES

      Please explain in item six of the Index security selection description how the Cash Proxy is evaluated under the relative strength methodology used by the Index Provider.

RESPONSE TO COMMENT 10

      The prospectus has been revised in accordance with this comment.

COMMENT 11 - PRINCIPAL INVESTMENT STRATEGIES

      The second sentence of the third-to-last paragraph of this section explains that "non-U.S." means securities issued or guaranteed by companies organized under the laws of countries other than the United States (including emerging markets). What does "guaranteed" mean in this context? For instance, are ADRs guaranteed?

RESPONSE TO COMMENT 11

      The disclosure regarding non-U.S. securities has been removed from the Principal Investment Strategies section and he term "guaranteed" has been otherwise removed from the disclosure.

COMMENT 12 - PRINCIPAL INVESTMENT STRATEGIES

      The last paragraph of this section describes the Fund's intent to invest in each security in the Index. Please revise this paragraph to also reference the Fund's intent to invest in the Cash Proxy portion of the Index.

RESPONSE TO COMMENT 12

      The prospectus has been revised in accordance with this comment.


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Karen Rossotto
February 22, 2016
Page 5



COMMENT 13 - PRINCIPAL RISKS

      The "Affiliated Fund Risk" implies that acquired fund fees and expenses will be incurred by the Fund only for affiliated ETFs. But acquired fund fees and expenses would be present regardless of whether the underlying ETFs are affiliated or not. Please revise this risk factor to more clearly explain what additional or special risk there is, if any, with respect to this Fund's investment in affiliated ETFs.

RESPONSE TO COMMENT 13

      This risk factor has been renamed "Fund of Funds Risk" to more accurately describe the disclosure.

COMMENT 14 - PRINCIPAL RISKS

       If appropriate, please revise the "Momentum Investing Risk" to refer to the Cash Proxy.

RESPONSE TO COMMENT 14

      The prospectus has been revised in accordance with this comment.

COMMENT 15 - PRINCIPAL RISKS

       For every principal investment strategy, there should be a corresponding risk.

RESPONSE TO COMMENT 15

      The prospectus has been revised in accordance with this comment.

COMMENT 16 - MANAGEMENT

      Please revise the disclosure to state that the portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund.

RESPONSE TO COMMENT 16

      The prospectus has been revised in accordance with this comment.


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Karen Rossotto
February 22, 2016
Page 6



COMMENT 17 - ADDITIONAL INFORMATION ON INVESTMENT OBJECTIVES

       Please confirm in your response that if the Fund uses futures or derivative instruments, they will be valued at market value and not notional value.

RESPONSE TO COMMENT 17

      The Fund will value any investments in futures and derivative instruments at market value or fair value, but will not use notional value.

COMMENT 18 - FUND INVESTMENTS

      Please revise the description of the Fund's investments in equity securities to clarify that the Fund will not be investing directly in equity securities other than shares of other ETFs.

RESPONSE TO COMMENT 18

      The prospectus has been revised in accordance with this comment.

COMMENT 19 - FUND INVESTMENTS

      Please revise the description of the Fund's investments in illiquid securities to clarify that the Fund will not be investing directly in illiquid securities.

RESPONSE TO COMMENT 19

      The prospectus has been revised in accordance with this comment.

COMMENT 20 - INDEX INFORMATION

      Please revise the first sentence of this section to reflect the required unbiased index methodology by replacing the word "believes" with something less subjective.

RESPONSE TO COMMENT 20

      The prospectus has been revised in accordance with this comment.

Karen Rossotto
February 22, 2016
Page 7



COMMENT 21 - INDEX INFORMATION

      Please revise the introductory sentence of the third paragraph of this section to explain how the Index Provider's relative strength chart takes into account the Cash Proxy.

RESPONSE TO COMMENT 21

      The prospectus has been revised in accordance with this comment.

COMMENT 22 - STATEMENT OF ADDITIONAL INFORMATION

      Fundamental investment policy number seven relating to concentration limits provides that the limit does not apply to the Fund's investment in other investment companies. However, please explain how the policy applies to the investments of the underlying ETFs.

RESPONSE TO COMMENT 22

      Because the Fund tracks an Index, the Fund may be concentrated to the extent that the Index is so concentrated.


                                    *  *  *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o it is responsible for the adequacy and accuracy of the disclosure in the filing; o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


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Karen Rossotto
February 22, 2016
Page 8



      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By: /s/ Morrison C. Warren
                                                       -------------------------
                                                           Morrison C. Warren